EXHIBIT 1

Trading Symbols (TSX-V: LM; OTC BB: LMDCF)

151 Bloor St              Jianwai SOHO, Building 17, Suite 601
Suite 703                                        39 East Third Ring Road
Toronto, Ontario                                      Dong San Huan Zhong Lu
Canada M5S 1S4                                            Beijing 100022 China
Tel :  416.927.7000                                            Tel:  86.10.5160.0152
Fax : 416.927.1222                                            Fax:  86.10.5160.1801
www.lingomedia.com

Form 51 – 102 F1

Management Discussion and Analysis

First Quarter Ended March 31, 2009
(Unaudited – Prepared by Management)

May 29, 2009

Notice to Reader

Management has compiled the unaudited financial statements of Lingo Media Corporation. (“Lingo Media” or the “Company”) consisting of the interim consolidated Balance Sheet as at March 31, 2009 and the interim Statements of Deficit, Operations, and Cash Flows for the three months ended March 31, 2009.  All amounts are stated in Canadian dollars.  An accounting firm has not reviewed or audited this interim financial information.

Cautions Regarding Forward-Looking Statements
This Management Discussion & Analysis ("MD&A") contains certain forward-looking statements, which reflect Management's expectations regarding the Company's results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company's future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect Management's current beliefs and are based on information currently available to Management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what Management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk, currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Risk Assessment" section of this MD&A.

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE FIRST QUARTER ENDED MARCH 31, 2009

The following MD&A of Lingo Media Corporation’s financial condition and results of operations, prepared as of May 29, 2009, should be read in conjunction with the Company's interim financial statements for the three months ended March 31, 2009 and the Company’s annual audited consolidated financial statements and accompanying notes for the years ended December 31, 2008 and 2007, which have been prepared in accordance with Canadian generally accepted accounting principles.  All dollar amounts are in Canadian dollars unless stated otherwise. These documents can be found on the SEDAR website, www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position.  To do so, we provide information and analysis comparing the results of operations and financial position for the current year to those of the preceding comparable twelve month period.  We also provide analysis and commentary that we believe is required to assess the Company's future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects.  Readers are cautioned that actual results could vary.

Summary Description of Lingo Media

Lingo Media is a diversified online and print based education product and services company. Speak2Me Inc. ("Speak2Me"), a subsidiary acquired in 2007, is a new media company focused on interactive learning in China through its internet-based English language learning platform. In China, Lingo Media continues to expand its legacy business via its wholly-owned subsidiary Lingo Learning Inc. ("Lingo Learning"), a print-based publisher of English language learning programs.  In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. ("A+") specialized in early childhood cognitive development programs which distributed educational materials along with its proprietary curriculum.  In December 2008, A+ filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act.   The Proposal was later approved by A+’s creditors and by the Superior Court of Justice.

As of March 31, 2009, the Company operated two distinct business segments as follows:

Online English Language Learning

The Company offers an online English language learning community in China through its acquisition of Speak2Me.  Speak2Me incorporates Lingo Media's proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English worldwide. Speak2Me's groundbreaking service uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual teacher. A unique social-networking infrastructure that allows students to form study groups and offers contests, prizes and other incentives, creates a learning environment that engenders co-operation and competition, just as in a conventional classroom. Speak2Me's patent-pending Conversational Advertising™ platform allows Speak2Me to provide its innovative offering to end-users at no cost. Speak2Me also offers premium content development services and custom training modules to support businesses and institutions that require English language training for their personnel.  In addition, Speak2Me earns royalty income from its distributor through the selling of its stand-alone English language learning CD-ROM products.

Print-Based English Language Learning Publishing

The Company continues to expand its business via its subsidiary Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China's education market of 200 million students.  To date, it has co-published 278 million units from its library of more than 340 program titles in China.

Recent Developments

On February 12, 2009, Speak2Me appointed Steven Chiu as President, Greater China. Steven will manage operations and build sponsorship and advertising sales in the Greater China region.

On March 17, 2009, Lingo Media's Board of Directors and its Audit Committee approved the appointment of Collins Barrow Toronto LLP and accepted the resignation of Meyers Norris Penny LLP ("MNP") and reviewed all the documents related to the change of auditors.  MNP resigned as auditors at the Company's request and there were no reservations in the auditors' report by MNP in respect of Lingo Media's financial statements for the year ended December 31, 2007.

On April 23, 2009, the Proposal filed under the Bankruptcy and Insolvency Act ("Proposal") by A+ was approved by the Superior Court of Justice.  This filing precipitated from the decision made on December 23, 2008 to restructure A+'s operations.  After an extensive strategic evaluation, Lingo Media decided to focus its resources on the expansion of its English language learning businesses including its subsidiaries Lingo Learning and Speak2Me.

On May 6, 2009, Lingo Media signed a Letter of Intent with Shanghai Yangpu District People’s Government (“Yangpu Government”) that signifies the commitment of both parties in English language learning initiatives. The Yangpu Government will work with Lingo Media’s subsidiary, Speak2Me in developing and adopting Speak2Me’s new subscription-based customized training platform.

Revenue Recognition Policy

Lingo Media earned advertising revenue and licensing revenue through Speak2Me, a new media company focus on interactive learning in China.  Speak2Me’s revenue from Conversational Advertising and product licensing is recognized at the time of delivery and when collectability is reasonably assured.

Speak2Me’s royalty revenue from its product is recognized at the time of delivery and when collectability is reasonably assured.

Lingo Media earns royalty revenues from its key customer, People’s Education Press (“PEP”), a Chinese State Ministry of Education publisher on the following basis:

•	Finished Product Sales – PEP prints and sells Lingo Media’s English language learning programs to provincial distributors in China and

•	Licensing Sales – PEP licenses Lingo Media’s English language learning programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In accordance with the Co-Publishing Agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of Finished Product Sales and a royalty on actual revenues of Licensing Sales.  PEP provides Lingo Media with print run reconciliations on a quarterly basis.  Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from audiovisual products are recognized upon the confirmation of sales, and when collectability is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Revenues from the sale of published and supplemental products are recognized upon delivery and when the risk of ownership is transferred and collectibles are reasonably assured.

Overall Performance

China

Online English Language Learning
The Company earned royalty revenue from China for the first three months of 2009 is $55,230 compared to $nil for the same period ended March 31, 2008.

Print-Based English Language Learning
With over 278 million copies of co-published units to date, Lingo Media continues to maintain its dominant market position in the primary level English language learning school publishing market in China.

The Company's key customer in China, PEP, represents a significant portion of its overall revenues on an annual basis and Lingo Media's management team in China is focused on maintaining and further advancing this relationship.

Canada

Discontinued operations

In Canada, Lingo Media earned revenues through A+, its 70.33% owned subsidiary acquired in 2006.  A+ derived revenue from the publishing and distribution of educational materials aimed at the early childhood market.  On December 23, 2008, A+ made the decision to restructure its operations and filed a Notice of Intent to make a Proposal.

For the purpose of comparability, all comparative figures have been adjusted to exclude results from the discontinued operations.

Lingo Media had a one time gain of $368,615 in the first quarter of March 2009 from the write-down of trade payables resulting from the approval of the Proposal by A+ creditors.

Market Trends and Business Uncertainties

Lingo Media believes that the trends in English language learning in China are strong and continue to grow. The State Ministry of Education in China (MOE) is expanding its mandate for the teaching of English to students. Although the outlook for learning English in China remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

Financial Highlights

As at March 31, 2009 the Company had a working capital of $1,467,817 compared to $1,795,838 as at December 31, 2008.  Loss from continuing operations for the quarter ended March 31, 2009 was ($455,135) compared to a loss from operations of ($394,019) for the quarter ended March 31, 2008.  Gain from discontinued operations from the quarter ended March 31, 2009 was $351,109 compared to a loss from discontinued operations of ($59,535) for the quarter ended March 31, 2008.  Net loss for the quarter ended March 31, 2009 was ($104,026) compared to a net loss of ($453,552) for the quarter ended March 31, 2008.

Three Months ended March 31	2009	2008
Revenue
Online English Language Learning	55,320	-
Print-based English Language Learning	-	-
	55,320	-
Net Loss	(104,026)	(453,552)
Total Assets	7,917,192	7,922,389
Long Term Debt	-	801,356
Working Capital (Deficiency)	1,467,817	(517,110)
Cash Flow Provided by (Used In) Operations	(599,714)	186,224

In first quarter ended March 31, 2009, the Company accrued government grants in the amount of $48,177 (2007 – $25,100). These grants are received to subsidize certain expenses relating to its publishing projects in China.

The Company had cash on hand as at March 31, 2009 of $1,286,720, and continues to rely on its revenues from its recurring royalty stream from China and future equity and/or debt financings to fund its operations.

Discontinued Operations

On December 23, 2008, the Company made the decision to restructure A+'s operations and A+ filed a Proposal. After an extensive strategic evaluation, Lingo Media decided to focus its resources on the expansion of its English language learning businesses through its subsidiaries, Lingo Learning and Speak2Me. On March 27, 2009, the Proposal was accepted by A+'s creditors. Subsequently on April 23, 2009, the Proposal was approved by the Superior Court of Justice.

Results of Operations

Revenue and Margin

Lingo Media earned revenues in China and Canada as follows:

	Online English Language Learning	Print-Based English Language Learning	Total
Revenue	$55,320	$ -	$55,320
Cost of sales	-	-	-
Margin	$55,320	$ -	$55,320

The Company had unearned revenues of $110,640 as at March 31, 2009 as compared to $159,755 as at March 31, 2008.

Selling General and Administrative

General and administrative costs consist of executive compensation, consulting fees, office administration, rent, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the period.

Overall, general and administrative expenses increased due to the acquisition and consolidation of Speak2Me’s operations into the financial results of Lingo Media. Below is the detailed analysis of general and administrative expenses for the quarter ended March 31, 2009:

Three months ended, March 31	2009	2008
Administration	45,977	16,655
Advertising and promotion	27,894	-
Consulting fees and employee compensation	228,327	197,243
Equipment leases	7,474	4,721
Executive compensation	45,000	30,000
Foreign exchange	(30,680)	(8,634)
Premises	28,844	39,182
Professional fees	48,443	19,532
Shareholder services and investors’ relation	30,079	10,377
Travel and entertainment	51,510	5,669
	482,868	314,746
Less Grants	(48,177)	(25,100)
Total	434,691	289,646

Government Grants

The Company makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. The Company records a liability for the repayment of the grants in the period in which conditions arise that will cause the government grants to be repayable.  Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the quarter, the conditions for the repayment of grants did not arise and no liability was recorded. Included as a reduction of general and administrative expenses, are government grants of $48,177 for the quarter ended March 31, 2009 (quarter ended March 31, 2008 – $25,100), relating to the Company's publishing projects in China.

While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the programs will still be offered.

Foreign Exchange

Included in general and administrative expenses is a foreign exchange gain of approximately $30,680 as compared to a gain of $8,634 in the quarter ended March 31, 2008. This relates to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses is denominated in US Dollars, New Taiwanese Dollars and Chinese Renminbi.

Amortization

The following is a summary amortization schedule:

For the three months ended March 31,	2009	2008
Property Plant and Equipment	3,239	8,423
Development Costs	22,229	23,932
	25,468	32,355

Stock-Based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During the first quarter of 2009, the Company expensed $46,868 compared to $43,833 during the first quarter of 2008.  The slight increase in this expense is primarily due to more stock options vested during the period as compared to the similar period in 2008.

Discontinued Operations

On December 23, 2008, the Company made the decision to restructure A+'s operations and A+ filed a Proposal. After an extensive strategic evaluation, Lingo Media decided to focus its resources on the expansion of its English language learning businesses through its subsidiaries, Lingo Learning and Speak2Me. On March 27, 2009, the Proposal was accepted by A+'s creditors. Subsequently on April 23, 2009, the Proposal was approved by the Superior Court of Justice.

Lingo Media had a one time gain of $368,615 in the first quarter of March 2009 from the write-down of trade payables resulting from the approval of the Proposal by A+ creditors.

Net Loss

The Company reported a net loss of ($104,026) for the three months ended March 31, 2009 as compared to a net loss of ($453,553) fro the same period in 2008.   The loss for the period is comprised of the following:

Three months ended March 31	2009	2008
Loss from continuing operations	$(455,135)	$(394,018)
Loss from operations of A+	(17,506)	(59,535)
One-time write down of trade payables related to discontinued operations	368,615	-
Net Loss	$(104,026)	$(453,553)

Summary of Quarterly Results

	Q2-07	Q3-07	Q4-07	Q1-08	Q2-08	Q3-08	Q4-08	Q1-09
Revenue	$260,595	$913	$617,531	$-	$393,709	$49,801	$525,618	$55,320
Income (Loss) Before Taxes	8,683	(196,807)	(78,321)	(384,625)	(344,441)	(586,006)	(851,384)	(452,369)
Net Income (Loss)	(29,103)	(196,807)	(167,802)	(384,625)	(401,404)	(590,701)	(934,744)	(455,135)

The above results have been restated to reflect continuing operations.

Liquidity and Capital Resources

As at March 31, 2009, the Company had cash of $1,286,720 (2008 - $216,606), and accounts and grants receivable of $706,347 (2008 - $532,759). The Company’s total current assets amounted to $2,236,786 (2008 - $1, 127, 965,) with current liabilities of $768,970 (2008 - $1,645,075) resulting in a working capital of $1,467,816 (2008 - working capital deficiency of $517,110).

During the quarter, Lingo Media fully repaid the utilized portion of the $500,000 bank line of credit for A+.  Subsequently, A+ bank line of credit was cancelled.

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Government grants accrued during the quarter were $48,177 compared to $25,100 during the first quarter of 2008.

The Company plans on raising additional equity through private placements, as the capital markets permit, in an effort to finance its growth plans in addition to financing ongoing working capital needs.  The Company has been successful in raising sufficient working capital in the past.

Commitments

Future minimum lease payments under operating leases for premises and equipment are as follows:

2009	$305,435
2010	161,954
2011	39,736
2012	7,572

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Transactions with Related Parties

During the quarter, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties. These transactions have not been disclosed elsewhere in the financial statements:

During the quarter, the Company was reimbursed $8,400 (2008 - $13,500) from a corporation with one director in common for rent, administration, office charges and telecommunications.

During the quarter, the Company paid $45,000 (2007 - $30,000) for consulting fees to a corporation owned by a director and officer of the Company.

Subsequent Event

There were no significant subsequent events.

Additional Disclosure

Development Costs

Development costs consist of the following:

	Mar-2009	Dec-2008
Cost	$1,431,567	$1,431,567
Less: accumulated amortization	(1,341,769)	(1,320,050)
	$89,798	$111,517

Software and Web Development Costs

Software and web development costs consists of the following:

	Mar-2009	Dec-2008
Cost	$5,515,060	$5,233,187

Property and Equipment

Property and Equipment consist of the following:

	Mar-2009	Dec-2008
Cost	$215,498	$200,879
Less: accumulated amortization	(139,950)	(136,040)
	$75,548	$64,839

Disclosure of Outstanding Share Data

Common Shares outstanding as at May 29, 2009	12,457,607

Stock Options outstanding to purchase Common Shares	1,250,369

Warrants outstanding to purchase Common Shares	2,314,286

There are no other dilutive securities of the Company outstanding at May 29, 2009.

Changes in Accounting Policies Including Initial Adoption

Effective January 1, 2008, the Company has adopted the following Sections issued or amended by the CICA:
Section 1400, General Standards of Financial Statement Presentation
Section 1535, Capital Disclosures
Section 3031, Inventories
Section 3855, Recognition and Measurement
Section 3862, Financial Instruments Disclosures
Section 3863, Financial Instruments Presentation

Adoption of these new accounting standards has no material impact on the amounts reported in the Company's financial statements as they relate primarily to disclosure.

Adoption of International Financial Reporting Standards

In January 2006, the Accounting Standards Board announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards ("IFRS") for years beginning on or after January 1, 2011. These changes reflect a global shift to IFRS and they are intended to facilitate capital flows and bring greater clarity and consistency to financial reporting in the global marketplace. The Company is in the process of completing the scoping phase of its conversion plan which has a timeline for assessing resources and training, analyzing key differences, and selecting accounting policies under IFRS.

Policies and Procedures

The Company did not maintain a complete set of policies and procedures governing decision and authorization processes. As such, reliance was placed on management’s substantive review of period end balances, transactions recorded in each period, scrutiny of business activity and centralized cash management to detect errors and ensure the financial statements do not contain material misstatements. The Company assigned dedicated staff to formulate a plan, using a generally recognized framework, to document key processes and controls, and initiated the creation of a comprehensive set of policies and procedures. The completion of documentation and implementation of the initiative will continue in 2009.

Segregation of Duties

Due to resource constraints, the Company is reliant on the performance of compensating procedures during its financial period-end closing process in order to ensure that the financial statements are presented fairly and accurately, in all material respects. Additional compensating control procedures have been performed in the preparation of our financial statements to ensure their reliability.

These Compensating Controls Include:

•	Review of all balances and reconciliations;
•	Review of bank registers and disbursement details in risk locations; and
•	Analytical review and analysis of performance against expectations.

During the first quarter, the Company enhanced internal controls over financial reporting by introducing the following additional changes:

•	Improved budgetary controls; and
•	Strengthened technical expertise in the accounting and finance areas of the organization.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected.

Foreign Currency Risk

We operate one segment of our business in China, and a substantial portion of our operating expenses and development expenditures are in Canadian dollars, whereas our revenue (current and potential) from co-publishing agreements are, and will be, primarily in US dollars.  A significant adverse change in foreign currency exchange rates between the Canadian dollars relative to the US dollar could have a material effect on our consolidated results of operations, financial position or cash flows. We have not hedged exposures denominated in foreign currencies, as they are not material at this time.

Risk Factors Associated to Lingo Media's Print-based English Language Learning Business

We have not generated significant revenue to date in China, nor can we be assured of generating significant future revenues.

If we are unable to protect our intellectual property rights in China, our competitors may develop and market products with similar features that may reduce demand for our products.  It is nonetheless, difficult at best to protect intellectual property rights in China.

If our major customer and distributors of our products in China fail to devote sufficient time and resources to our business, or if their performance is substandard, our revenues will be adversely affected.

We currently have two key customers in China that represents 100% (2008: 100%) of the Company's overall revenues.

We have no experience in directly distributing our products in China and no internal capability to do so yet.
Competition in the educational publishing industry in China is intense, and if we fail to compete effectively our financial results will suffer.

We have and will continue to establish collaborative relationships, and those relationships may expose us to a number of other unidentifiable risks.

If we are unable to retain key personnel and hire additional qualified sales and marketing, and other personnel, we may not be able to successfully achieve our goals.

We have international operations that expose us to additional business risks.

We may incur losses associated with foreign currency fluctuations.

Our share price may be volatile, and an investment in our common shares could suffer a decline in value.

Future sales of common shares by us or our existing shareholders may cause our stock price to fall.

We have never paid dividends on our common shares, and we do not anticipate paying any cash dividends in the foreseeable future.

Risk Factors Associated to Speak2Me’s Online English Language Learning Business

Early Stage of Development

Speak2Me is at an early stage of development in its business. There can be no assurance that Speak2Me's business will be profitable. There can be no assurance that Speak2Me will be able to generate sufficient activity to be profitable in the future and Speak2Me's limited operating history makes an evaluation of its prospects difficult.

Competitive Markets

Speak2Me operates in competitive and evolving markets locally, nationally and globally. These markets are subject to rapid technological change and changes in customer preferences and demand. There can be no assurance that Speak2Me will be able to obtain market acceptance or compete for market share. Speak2Me must be able to keep current with the rapidly changing technologies, to adapt its services to evolving industry standards and to improve the performance and reliability of its services. New technologies could enable competitive product offerings and adversely affect Speak2Me and its failure to adapt to such changes could seriously harm its business.

Economic Conditions

Unfavourable economic and market conditions could increase Speak2Me's financing costs, decrease net income, reduce demand for its products and services, limit access to capital markets and negatively impact any future credit facilities extended to Speak2Me. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns.

Need for Additional Financing

The business plan calls for revenue generation to begin in Q4 2008, and the company will require additional funds for sales and marketing. Failure to obtain additional financing will result in significant delays in developing new products and markets. If Speak2Me is unsuccessful in raising the additional financing called for in its Business Plan, Speak2Me is confident it can continue operations with a series of smaller fund raisings, but would be forced to scale back its sales and expansion plans.

Dependence on Key Personnel

Speak2Me will be dependent upon the personal efforts, performance and commitment of its senior officers and directors, who are responsible for the future development of Speak2Me's business. Shareholders and investors will be relying upon the business judgment, expertise and integrity of Speak2Me's senior officers and directors. To the extent that the services of any senior officers or directors would be unavailable for any reason, a disruption to the operations of Speak2Me could result, and other persons would be required to manage and operate Speak2Me. Speak2Me's future success will also depend in large part upon its ability to attract and retain highly skilled personnel. There can be no assurance that Speak2Me will be successful in attracting and retaining such personnel.

Acceptance of Corporate Advertising in an Educational Context

Speak2Me’s market research indicates that potential advertisers and its target demographic is receptive to the placement of corporate advertising in the context of a website devoted to education. However, Speak2Me is aware of the risk of political change in any country in which it is operating which may mean a Ministry of Education is no longer willing to accept corporate advertising within its student network.

Parents and Students are Unwilling to Pay for Online Services

Offline English Language Learning (ELL) instruction is a growing industry, but attempts to attract large numbers of paying students to subscription based ELL services have largely failed. Given that online consumption patterns in China are largely following trends already established in the West, and given that few industries and companies in the West have been able to establish thriving subscription-supported online services, a pure subscription model is unlikely to succeed in China.

Growth of Internet Advertising

Speak2Me is aware that the level of Internet advertising is currently low, especially in Asia and Central and South American countries. Speak2Me's forecast profitability is highly dependent on the assumption that Internet advertising will grow rapidly. The market for Internet advertising, content and services is intensely competitive and rapidly evolving. Speak2Me expects that competition will continue to increase, including in its target market. It is not difficult to enter this market, and current and new competitors, including companies in traditional media, can launch Internet sites rapidly.

Speak2Me Must Generate Online Advertising Revenue

Speak2Me’s future success depends in part on its ability to establish, increase and sustain online advertising revenue, and therefore market and advertiser acceptance of Speak2Me’s services will be important to the success of Speak2Me’s business. Speak2Me’s ability to generate advertising revenue will be directly affected by the number of users of its service. Speak2Me’s ability to generate advertising revenue will also depend on several other factors, including the level and type of market penetration of Speak2Me’s service, broadening its relationships with advertisers to small and medium size businesses, its user base being attractive to advertisers, its ability to derive better demographic and other information from users, competition for advertising funds from other media and changes in the advertising industry and economy generally. Speak2Me’s expense levels are based in part on expectations of future revenue. Speak2Me may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall. Speak2Me anticipates that some of its advertising customers will not allow Speak2Me to place their advertisements next to other advertisements. Speak2Me may not always successful at accommodating these orders. In such situations, inability to fulfill competing orders might cause Speak2Me to lose a potentially significant amount of revenue, particularly if the customer that cannot be accommodated chooses not to advertise with Speak2Me at all.

Maintenance of Client Relationships

The ability of Speak2Me to attract and maintain clients requires that it provide a competitive offering of products and services that meet the needs and expectations of its clients. Speak2Me's ability to satisfy the needs or demands of its clients may be adversely affected by factors such as the inability or failure to identify changing client needs or expectations or the inability to adapt in a timely and cost-effective manner to innovative products and services offered by competitors. In addition, Speak2Me must continue to attract and retain clients to compete successfully for advertising and subscription revenue. Speak2Me cannot be sure that it will compete successfully with current or future competitors in sustaining or growing Speak2Me’s web site traffic levels and subscriber levels. If Speak2Me fails to attract and retain more clients, Speak2Me’s market share, brand acceptance and revenue would decline, which would have a material adverse effect on Speak2Me’s business, financial condition and results of operations.

Create Content and Services Accepted by Users

Speak2Me’s success is dependent upon its ability to deliver original and compelling content and services for its online English language instruction software that attract and retain users in its target market. Speak2Me’s ability to successfully develop and produce content and services is subject to numerous uncertainties, including the ability to:

•	Anticipate and successfully respond to rapidly changing consumer tastes and preferences;
•	Fund new content development;
•	Attract and retain qualified editors, writers, producers, and technical personnel;
•	Build brand loyalty among users; and
•	Build a sense of community among users and encourage use of the interactive features on Speak2Me’s website.

Failure of Speak2Me’s Delivery Infrastructure to Perform Consistently

Speak2Me’s success as a business depends, in part, on its ability to provide consistently high quality online services to users via the Speak2Me Delivery Infrastructure. There is no guarantee that the Speak2Me Delivery Infrastructure and/or Speak2Me’s software will not experience problems or other performance issues. If the Speak2Me Delivery Infrastructure or software fails or suffers performance problems, then it would likely affect the quality and interrupt the continuation of Speak2Me’s service and significantly harm Speak2Me’s business.

Speak2Me’s Delivery Infrastructure is susceptible to natural or man-made disasters such as earthquakes, floods, fires, power loss and sabotage, as well as interruptions from technology malfunctions, computer viruses and hacker attacks. Other potential service interruptions may result from unanticipated demands on network infrastructure, increased traffic or problems in customer service. Significant disruptions in the Speak2Me Delivery Infrastructure could harm Speak2Me’s goodwill and the Speak2Me brand and ultimately could significantly and negatively impact the amount of revenue it may earn from its service.  Like all Internet transmissions, Speak2Me’s services may be subject to interception and malicious attack. Pirates may be able to obtain or copy Speak2Me’s products without paying fees to Speak2Me. The Speak2Me Delivery Infrastructure is exposed to spam, viruses, worms, spyware, denial of service or other attacks by hackers and other acts of malice. Speak2Me uses security measures intended to make theft of its software more difficult. However, if Speak2Me is required to upgrade or replace existing security technology, the cost of such security upgrades or replacements could have a material adverse effect on Speak2Me’s financial condition, profitability and cash flows.

Limited Intellectual Property Protection

Speak2Me relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. In addition, Speak2Me’s success may depend, in part, on its ability to obtain patent protection and operate without infringing the rights of third parties. There can be no assurance that, once filed, Speak2Me’s patent applications will be successful, that Speak2Me will develop future proprietary products that are patentable, that any issued patents will provide Speak2Me with any competitive advantages or will not be successfully challenged by any third parties or that the patents of others will not have an adverse effect on the ability of Speak2Me to do business. In addition, there can be no assurance that others will not independently develop similar products, duplicate some or all of Speak2Me’s products or, if patents are issued to Speak2Me, design their products so as to circumvent the patent protection held by Speak2Me. Speak2Me will seek to protect its product documentation and other written materials under trade secret and copyright laws which afford only limited protection. Despite precautions taken by Speak2Me, it may be possible for unauthorized third parties to copy aspects of Speak2Me’s business and marketing plans or future strategic documents or to obtain and use information that Speak2Me regards as proprietary. There can be no assurance that Speak2Me’s means of protecting its proprietary rights will be adequate or that Speak2Me’s competitors will not independently develop similar or superior technology. Litigation may be necessary in the future to enforce Speak2Me’s intellectual property rights, to protect Speak2Me’s trade secrets or to determine the validity and scope of the propriety rights of others. Such litigation could result in substantial costs and diversion of resources.

Government Regulation and Licensing

The operations of Speak2Me may be subject to Canadian and foreign federal and provincial regulations and licensing. There can be no assurance that Speak2Me will be able to comply with the regulations or secure and maintain the required licensing for its operations. Government regulation and licensing could seriously impact Speak2Me's ability to achieve its financial and operational objectives. Speak2Me is subject to federal, state, local and international laws affecting companies conducting business on the Internet, including user privacy laws, regulations prohibiting unfair and deceptive trade practices and laws addressing issues such as freedom of expression, pricing and access charges, quality of products and services, taxation, advertising, intellectual property rights and information security. The restrictions imposed by and the costs of complying with, current and possible future laws and regulations related to its business could limit Speak2Me’s growth and reduce its client base and revenue.

Operating in Foreign Jurisdictions

Speak2Me’s current and future development opportunities relate to geographical areas outside of Canada. There are a number of risks inherent in international business activities, including government policies concerning the import and export of goods and services, costs of localizing products and subcontractors in foreign countries, costs associated with the use of foreign agents, potentially adverse tax consequences, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, nationalization and possible social, labour, political and economic instability. There can be no assurance that such risks will not adversely affect Speak2Me’s business, financial condition and results of operations. Furthermore, a portion of Speak2Me’s expenditures and revenues will be in currencies other than the Canadian dollar. Speak2Me’s foreign exchange exposure may change over time with changes in the geographic mix of its business activities. Foreign currencies may be unfavourably impacted by global developments, country-specific events and many other factors. As a result, Speak2Me’s future results may be adversely affected by significant foreign exchange fluctuations.

Approval

The Audit Committee of Lingo Media has approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.